Exhibit 21.1
SUBSIDIARIES OF EAST WEST BANCORP, INC.

Subsidiary	Jurisdiction of Incorporation or Organization
East West Bank	California
E-W Services, Inc.	California
East West Bank (China) Limited	China
East West Investment Inc.	California
East West Capital Trust V	California
East West Capital Trust VI	California
East West Capital Trust VII	California
East West Capital Trust VIII	California
East West Capital Trust IX	California
East West Insurance Services, Inc.	California
MCBI Statutory Trust I	Delaware
Pursuant to Item 601(b)(21)(ii) of Regulation S-K, certain subsidiaries of East West Bancorp, Inc. are excluded from the list. These subsidiaries, if considered in the aggregate, would not constitute a significant subsidiary under SEC rules.